Kenneth R. Koch | 212 692 6744 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 8, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Navios Maritime Holdings Inc.
Registration Statement on Form F-3
Filed June 11, 2013
File No. 333-189231

Dear Mr. Dobbie:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated June 25, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our responses to such comments immediately thereafter.

Calculation of Registration Fee Table

1.	Please explain to us why you are not registering the units mentioned in footnote 1 to this table. If you do intend to register them, please revise the registration statement and opinion accordingly.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement accordingly to register the units mentioned in footnote 1 to the Calculation of Registration Fee Table and has added references to units throughout the Registration Statement where appropriate. Please also see the revised Opinion of Reeder & Simpson P.C. filed as Exhibit 5.1 to the amended Registration Statement.

Risk Factors, page 3

2.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement accordingly. Please see the new Risk Factor captioned “Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.”

Our international activities increase the compliance risks, page 16

3.	You state that the tankers of Navios Maritime Acquisition Corporation have in the past, but do not currently, call on ports in Iran. We are aware of a 2012 news article reporting that Navios Maritime Acquisition’s vessel Shinyo Kieran was scheduled to load Iranian crude from Iran’s oil loading terminal on Kharg Island on May 10, 2012. In light of the fact that your Form 20-F covers the fiscal year ended December 31, 2012, please clarify for us whether any of Navios Maritime Acquisition’s vessels called on ports in Iran during the fiscal year and, if so, the date Navios Maritime Acquisition’s vessels ceased calling on ports in Iran.

Response: Navios Maritime Acquisition (“Navios Acquisition”) vessel Shinyo Kieran has been chartered to Dalian Ocean Shipping Co. since June 2011. The vessel’s port call to Iran occurred from May 7, 2012 through May 11, 2012, and the cargo consisted of crude oil. The recipient of the cargo was China International United Petroleum & Chemicals CO., LTD.

Neither Navios Acquisition, nor, to the knowledge of Navios Acquisition, the charterer, had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with this port call other than receiving cargo owned by NIOC, National Iranian Oil Company, the shippers of the cargo. The amount of Navios Acquisition revenues attributable to the port call in Iran was approximately $243,853. Navios Acquisition did not make any payment to Iranian entities for port charges and other fees.

In addition, the lifting or transportation of crude oil from Iran by non-U.S. persons such as Navios Acquisition or its vessels did not constitute sanctionable activity under U.S. Iran sanctions law designed to deter non-U.S. persons from certain dealings with Iran.

Although NIOC was an entity whose name appeared on the Office of Foreign Assets Control’s (“OFAC”) List of Blocked Persons and Specialty Designated Nations during the relevant time, the purchase and lifting of crude oil shipped by that entity did not constitute sanctionable or prohibited activity by Navios Acquisition as a non-U.S. person and as such, this did not have any legal compliance consequence for Navios Acquisition as a non-U.S. person and to Navios Acquisition transactions, which had no U.S. nexus.

Effective July 31, 2012, U.S. Iran sanctions law requires the imposition of sanctions against any person who knowingly, on or after July 31, 2012, engages in a significant transaction for the purchase or acquisition of petroleum or petroleum products from Iran. See, Executive Order 13622. To the extent that this provision is even applicable, the Shinyo Kieran’s port call by the charterer in Iran was prior to that date.

4.	Please tell us about any contacts with Syria, Sudan and Cuba since your letter to us dated July 27, 2011. As you know, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. For instance, we note a Rule 424(b)(3) prospectus filed on August 24, 2011 by Navios Maritime Acquisition which states that its tankers have called on ports in Syria. We also note that it appears from your disclosure that your vessels operate in the Middle East and North Africa, and may operate in the Caribbean, regions that include the referenced countries. Your response should describe any products or services you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of those countries or entities controlled by their governments.

Response: In response to the Staff’s comment, the Company confirms that none of the Company’s vessels, including any vessels owned by any of the Company’s subsidiaries or affiliates, nor any vessels operated by the Company’s charterers or through other direct or indirect arrangements, have called on ports in any of Syria, Sudan or Cuba since the letter submitted by the Company to the Staff dated July 27, 2011. The reference to Navios Acquisition, an affiliate of the Company, is restricted to only one vessel’s port call in Syria prior to July 27, 2011. At the time of the port call, U.S. economic sanctions against Syria did not prohibit the transportation, exportation or supply of fuel oil to customers in Syria. Navios Acquisition did not make any payment to Syrian entities for port charges and other fees.

Signatures, page II-4

5.	Please revise the second half of the signature page to include the signature of either the controller or principal accounting officer.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement accordingly to include the signature of the principal accounting officer.

Exhibit 5.1

6.	Please have counsel revise the third full paragraph on page 2 of the opinion to remove the following phrase: “To the extent that any applicable document is stated to be governed by the laws of another jurisdiction, we have assumed for purposes of this opinion that the laws of such jurisdiction are identical to the laws of the Republic of the Marshall Islands.” This is an inappropriate assumption. Counsel must opine on the law of the jurisdiction governing the agreement or instrument pursuant to which a debt security or guarantee is issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation.

Response: In response to the Staff’s comment, the Company has amended the opinion accordingly to remove the phrase “[t]o the extent that any applicable document is stated to be governed by the laws of another jurisdiction, we have assumed for purposes of this opinion that the laws of such jurisdiction are identical to the laws of the Republic of the Marshall Islands.” Please see the revised Opinion of Reeder & Simpson P.C. filed as Exhibit 5.1 to the amended Registration Statement.

7.	Please revise the opinion to have counsel clearly consent to being named in the registration statement.

Response: In response to the Staff’s comment, the Company has amended the opinion accordingly to include consent by counsel to being named in the Registration Statement. Please see the revised Opinion of Reeder & Simpson P.C. filed as Exhibit 5.1 to the amended Registration Statement.

8.	Please confirm that counsel will file a clean opinion each time that a takedown from the shelf registration statement occurs.

Response: In response to the Staff’s comment, the Company confirms that counsel will file a clean opinion each time a takedown from the shelf registration statement shall occur.

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Registration Statement or this response.

Very truly yours,

/s/ Kenneth R. Koch

Kenneth R. Koch

cc:	Securities and Exchange Commission (Ada D. Sarmento, Division of Corporate Finance)
Navios Maritime Holdings Inc. (Mr. George Achniotis)